UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______X________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 23, 2005

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

                                                NEWS RELEASE

                                                                                                                                                                                                                           Release 04-2005

June 23, 2005

                                                                         Trading Symbol:  WTC:TSX

                                                                              WTZ: AMEX

For immediate release

WESTERN SILVER ANNOUNCES APPOINTMENT OF PEñASQUITO PROJECT MANAGER AND NEW DIRECTOR

VANCOUVER, B.C. - Western Silver today announced the appointment of a project development manager and the addition of a new member to the Company’s Board of Directors.

Mr. Cameron Brown, who spent 22 years as a senior project manager and director at Bechtel Corporation - one of the world’s leading engineering, construction and project management companies - has joined Western Silver as Project Manager for Peñasquito. Mr. Brent Kinney, an international petroleum lawyer based in Dubai, United Arab Emirates, has been appointed to the Board of Directors.

As Project Manager, Mr. Brown will oversee the design, development and construction of Western Silver’s Peñasquito silver-gold-lead-zinc project in central Mexico.

Mr. Brown has 35 years of experience in mineral processing in Canada, U.S., South America and Australia. He has been responsible for project management and engineering of major precious and base metal projects in complex and remote regions ranging from the Canadian Artic to the Atacama Desert in Chile. He has both open pit and underground mining experience.

His work at Bechtel included:

•

Project Director at the Goro Nickel Project.

•

Manager of Engineering for the Bechtel Mining and Metals Center of Excellence.

•

Project Manager for the Los Pelambres mine

•

Project Engineering Manager for La Candelaria; and,

•

Project Lead Engineer for Kennecott’s Copperton Concentrator Expansion.

Mr. Brown has a Bachelor of Engineering degree from the University of New Brunswick and is a member of the Association of Professional Engineers of Nova Scotia.

Western Silver’s new Board member, Mr. Kinney, has more than 20 years experience representing both government and private sector clients throughout the world. Prior to leaving Canada in 1990 he was a partner in one of Alberta’s leading energy law firms. He has represented governments, state oil companies and international oil companies in petroleum ventures worldwide and is currently advising the Peoples Republic of China through one of its state entities in petroleum interests in the middle east.

Release 04-2005

Mr. Kinney is also a director of Husky Energy Inc. and Dragon Oil plc. He has both a Bachelor of Laws degree and a Bachelor of Science (Geology) degree from the University of Manitoba, Canada. He is a member of the Canadian Bar Association and the Law Societies of Alberta, England and Wales and Hong Kong and is also a member of the Chartered Institute of Arbitrators, London, England.

“These two individuals further strengthen our management, operational and negotiating capabilities and position the Company to move the Peñasquito project forward,” says Western Silver Chairman and CEO Dale Corman. “Both Mr. Brown and Mr. Kinney have international experience in the resource sector and are highly respected by their peers.”

Western Silver Corporation (AMEX:WTZ; TSX:WTC) is a publicly traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company’s primary project, the 100%-owned Peñasquito property in central Mexico, is emerging as a silver-gold-lead-zinc district with significant exploration upside. The Chile Colorado Zone at Peñasquito has been independently confirmed as one of the largest undeveloped silver deposits in the world and is economic at conservative metals prices. An independent resource calculation has also been calculated for the nearby Peñasco deposit. Western Silver also has an interest in the world-class San Nicolas zinc-copper project in Mexico with Teck Cominco Limited and owns the Carmacks Copper Project in the Yukon.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission